Tensleep Financial Corporation
1623 Tradewinds Lane

Newport Beach, CA 92660

(949) 232-7694

Fax: (949) 548-7005

February 7, 2017

Katelyn Donovan

Michael R. Clampitt

Securities Exchange Commission

450 5th Street, N. W.

Judiciary Plaza

Washington, D.C. 20549

RE: Tensleep Financial Corporation

Registration Statement on Form 1-A

Filed November 30, 2016

File Number: 024-10648

Dear Ms Donovan and Mr. Clampitt:

 On February 2, 2017, the Company filed the Second Amended Form 1-A in response to your comment letter February 1, 2017, and we request you qualify our offering statement on February 10, 2016, at 3:30 pm, EST.  The Company acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 We (the Company) hereby confirm that the offering will take place in one or more states pursuant to an exemption form registration under, but otherwise in compliance with, any applicable state securities law and that any applicable notice requirements have been met.  Each state in which the Company intends to offer securities has an exemption from registration for which no notice or prior consent is required.

Respectfully,

/s/Ronald S. Tucker/

Ronald S. Tucker, CEO